UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015, Amendment No. 3 filed with the SEC on December 7, 2015, Amendment No. 4 filed with the SEC on December 8, 2015, Amendment No. 5 filed with the SEC on December 8, 2015, Amendment No. 6 filed with the SEC on December 9, 2015, Amendment No. 7 filed with the SEC on December 14, 2015, Amendment No. 8 filed with the SEC on December 16, 2015, Amendment No. 9 filed with the SEC on December 21, 2015, Amendment No. 10 filed with the SEC on December 23, 2015 and Amendment No. 11 filed with the SEC on December 28, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $17.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015, the Amendment and Supplement to Offer to Purchase dated December 14, 2015, the Second Amendment and Supplement to Offer to Purchase dated December 28, 2015, and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i), (a)(1)(ix), (a)(1)(x) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following after the last paragraph of the subsection entitled “Antitrust Compliance”:

“Other Information

On December 28, 2015, the Company received a letter from Icahn Enterprises, signed by Mr. Keith Cozza (the “December 28 Letter”), enclosing a proposed definitive agreement and plan of merger (the “Icahn Merger Agreement”, and together with the December 28 Letter, the “December 28 Icahn Proposal”). The December 28 Letter stated, among other things:

“I am writing on behalf of the Board of Directors of Icahn Enterprises L.P. to make a proposal for a negotiated transaction whereby Icahn Enterprises would acquire all of the outstanding shares of common stock of The Pep Boys –

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Manny, Moe & Jack (“Pep Boys”) for $18.50 per share in cash (the “Offer Price”).

This proposal is NOT subject to any due diligence, financing or antitrust conditions, and we are prepared to enter immediately into the same form of merger agreement that we confirmed to be in final form at approximately 3:32 p.m., New York City time, on December 22, 2015, with only those limited modifications noted in the enclosed blackline.

We respect the fact that Pep Boys currently has a contract with Bridgestone, and we acknowledge the fact that the contract works to the advantage of Bridgestone over any competing bidder. However, as Pep Boys’ second largest shareholder, we believe it is contrary to the best interests of ALL your shareholders, and unnecessary according to the contract, for you to agree to ANY increase of Bridgestone’s termination fee because that would prevent this from becoming a truly robust auction. The reason this is a fact is we are hereby putting you on notice that we could be willing to bid in excess of our Offer Price, but we do not intend to bid any higher if you agree to ANY increase of Bridgestone’s termination fee.

We are prepared to meet with you immediately to negotiate and document this transaction. However, this is not an open-ended proposal. Due to the simplicity and unequivocal superiority of our proposal, we fully expect that, prior to midnight, New York City time on December 28, 2015: (i) your board will meet and determine that our proposal constitutes a Superior Proposal (as defined in Pep Boys’ merger agreement with Bridgestone, as amended through December 24, 2015 (the “Bridgestone Merger Agreement”); and (ii) you will deliver notice to Bridgestone of the board’s determination and intention to, at 5:00 p.m., New York City time, on December 31, 2015, effect a Change of Recommendation (as defined in the Bridgestone Merger Agreement) and terminate the Bridgestone Merger Agreement to enter into a definitive agreement with us. Therefore, unless Pep Boys accepts our proposal by executing a merger agreement with us in the form enclosed herewith at or prior to 8:00 p.m., New York City time, on December 31, 2015, this proposal will expire and have no further force or effect and may not thereafter be accepted by Pep Boys.

We look forward to a prompt and favorable reply.”

The Reporting Persons filed an amendment to their Schedule 13D with the SEC on December 28, 2015 which disclosed the terms of the December 28 Icahn Proposal.

On the evening of December 28, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis. Following a summary of developments relating to the December 28 Icahn Proposal from representatives of the Deal Team and Morgan Lewis, the Board engaged in discussions regarding such proposal, including, among other things, (a) the increased value reflected by the December 28 Icahn Proposal of $18.50 per Share, as compared to Bridgestone’s $17.00 per Share value under the current Merger Agreement, (b) the $39.5 million termination fee that would be payable

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under the December 28 Icahn Proposal in certain circumstances and (c) the reimbursement to Icahn Enterprises, in certain circumstances, of its payment on behalf of the Company of the $39.5 million termination fee payable to Bridgestone in connection with a termination of the Merger Agreement.  Following such discussions, the Board determined that the December 28 Icahn Proposal constituted a Superior Proposal. The Board directed that the Company deliver to Bridgestone a notice of the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Thursday, December 31, 2015, effect a Change of Recommendation in response to the December 28 Icahn Proposal and terminate the Merger Agreement to enter into the Icahn Merger Agreement. Following the meeting, on December 28, 2015, the Company delivered the notice to Bridgestone.

On December 28, 2015, the Company issued a press release announcing, among other things, the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Thursday, December 31, 2015, effect a Change of Recommendation in response to the December 28 Icahn Proposal and terminate the Merger Agreement to enter into the Icahn Merger Agreement. Until such time, Bridgestone has the right to make proposals to the Company. A copy of the December 28, 2015 press release is attached to this Statement as Exhibit (a)(5)(xxv) and is incorporated herein by reference.

The Board has not changed its recommendation with respect to the Offer, the Merger and the other Transactions, nor is the Board making any recommendation with respect to the December 28 Icahn Proposal.”

Item 9.           Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(5)(xxv)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 28, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 29, 2015